Exhibit 3.1

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION
OF
DYNASTY ENERGY RESOURCES, INC.

(Pursuant to Section 242 of the Delaware General Corporation Law)

DYNASTY ENERGY RESOURCES, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST: The name of the corporation is Dynasty Energy Resources, Inc. (the “Corporation”).

SECOND: The Certificate of Incorporation of the Corporation is hereby amended by deleting ARTICLE 1 in its entirety and substituting the following in lieu thereof:

“ARTICLE 1: The name of this corporation is Fifth Season International, Inc.”

THIRD: The Certificate if Incorporation of the Corporation is hereby further amended by adding the following text as a new paragraph at the end of ARTICLE 4:

“Effective as of October 22, 2010, each twenty (20) shares of the issued and outstanding Common Stock, $0.00001 par value, of the Corporation shall be reverse split into one (1) share of Common Stock of the Corporation. This reverse split shall affect only issued and outstanding shares. Each record and beneficial holder who would receive a fractional share as a result of the reverse stock split shall receive, in lieu thereof, a whole share.”

FOURTH: This Certificate of Amendment has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware by the joint written consent of all of the members of the Board of Directors of the Corporation and the holder of a majority of the Corporation’s issued and outstanding common stock pursuant to Sections 141(f) and 228 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be executed this 22nd day of October, 2010.

/s/ Shaoping Lu
Shaoping Lu
Chief Executive Officer